# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

_____

# FORM 8-K

## CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

| | |
|---|---|
| **DATE OF REPORT** | **September 5, 2007** |
| **(DATE OF EARLIEST EVENT REPORTED)** | **September 5, 2007** |

# BOARDWALK PIPELINE PARTNERS, LP
**(Exact name of registrant as specified in its charter)**

| **Delaware** | **01-32665** | **20-3265614** |
|:---:|:---:|:---:|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (IRS Employer Identification No.) |

**3800 Frederica Street**
**Owensboro, Kentucky 42301**
(Address of principal executive office)

**(270) 926-8686**
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01 Regulation FD Disclosure**

The registrant is no longer engaged in negotiations for the purchase of 49.0% of the equity in its Gulf Crossing Pipeline, LLC subsidiary by one of the foundation shippers on the Gulf Crossing Pipeline project, as has been discussed in the registrant's periodic reports filed with the Securities and Exchange Commission.

The information in this Current Report is being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

## BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
    its general partner

By: BOARDWALK GP, LLC,
    its general partner

By: /s/ Jamie L. Buskill
    Jamie L. Buskill
    Chief Financial Officer

Dated: September 5, 2007